To the Board of Directors of UMB Scout Tax-Free Money Market Fund, Inc.
     and
the Securities and Exchange Commission:

RE:    UMB Scout Tax-Free Money Market Fund, Inc.
       Form N-17f-2
       File Number 811-3556


     We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that UMB SCOUT TAX-FREE MONEY MARKET FUND, INC. (the Company) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of June 30, 2002. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

     Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2002, with respect to securities of UMB SCOUT TAX-FREE MONEY MARKET FUND, INC., without prior notice to management:

o Confirmation of all securities held by the Federal Reserve Bank of Kansas City, The Depository Trust Company, Participants Trust Company and Brown Brothers Harriman & Co. in book entry form;

o Reconciliation of all such securities to the books and records of the Company and the Custodian;

o Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with custodian records.

     We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

     In our opinion, management's assertion that UMB SCOUT TAX-FREE MONEY MARKET FUND, INC. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2002 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

     This report is intended solely for the information and use of management of UMB SCOUT TAX-FREE MONEY MARKET FUND, INC. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                                   /s/ BKD, LLP

Kansas City, Missouri
August 6, 2002


                                                  Washington, D.C. 20549

                                                        FORM N-17f-2

                       Certificate of Accounting of Securities and Similar Investments in the Custody
                                             of Management Investment Companies

                                          Pursuant to Rule 17f-2 [17 CFR 270.17f-2]
-----------------------------------------------------------------------------------------------------------------------------------

1. Investment Company Act File Number:                                                      Date examination completed:

     811-3556                                                                               June 30, 2002
-----------------------------------------------------------------------------------------------------------------------------------

2. State Identification Number:
-----------------------------------------------------------------------------------------------------------------------------------
AL   *                    AK   02 02195          AZ   8469                AR   87-M0202-01     CA   504-5892     CO   IC-91-02-934
-----------------------------------------------------------------------------------------------------------------------------------
CT   214197               DE   8683              DC   60012568            FL   *               GA   SC-1506      HI   *
-----------------------------------------------------------------------------------------------------------------------------------
ID   48846                IL   0149902           IN   85-0448 IC          IA   I-19077         KS   86S0000282   KY   M34790
-----------------------------------------------------------------------------------------------------------------------------------
LA   78046                ME   MF-R 2-8001       MD   SM19 980024         MA   01-006943       MI   935641       MN   R-28108.1
-----------------------------------------------------------------------------------------------------------------------------------
MS   MF-98-01-004         MO   Q-MT-1298         MT   9202                NE   11066           NV   *            NH   *
-----------------------------------------------------------------------------------------------------------------------------------
NJ   *                    NM   338751            NY   S 27 53 19          NC   *               ND   U562         OH   32205
-----------------------------------------------------------------------------------------------------------------------------------
OK   SE-2049034           OR   2001-1467         PA   87-08-115MF         RI   *               SC   MF11219      SD   10197
-----------------------------------------------------------------------------------------------------------------------------------
TN   RM01-2345            TX   C 39439-002-10    UT   006-6364-13         VT   1/16/98-24      VA   2613         WA   60019805
-----------------------------------------------------------------------------------------------------------------------------------
WV   MF-24122             WI   341395-03         WY   20515               PUERTO RICO
-----------------------------------------------------------------------------------------------------------------------------------

Other (specify):
        *Indicates Fund is registered in state but state does not issue identification numbers Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund, Worldwide Fund, Worldwide Select Fund, Technology Fund, Equity Index Fund, Energy Fund, Small Cap Fund)
-------------------------------------------------------------------------------

3. Exact name of investment company as specified in registration statement:
     UMB Scout Tax-Free Money Market Fund, Inc.
-------------------------------------------------------------------------------

4. Address of principal executive office: (number, street, city, state, zip code)
     803 West Michigan Street, Suite A, Milwaukee, WI  53233
-------------------------------------------------------------------------------

INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
------------------
1.   All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.
Accountant
----------
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
                 ----------------------------------------------
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940
            --------------------------------------------------------


      We, as members of management of UMB Scout Tax-Free Money Market Fund, Inc. (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17F-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2002 and from March 31, 2002 through June 30, 2002.

      Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2002 and from March 31, 2002 through June 30, 2002, with respect to securities reflected in the investment account of the Company.


UMB SCOUT TAX-FREE MONEY MARKET FUND, INC.


By /s/Larry Schmidt
   ------------------------------------------
   Larry Schmidt, Senior Vice President